Exhibit A

COMPENSATION POLICY

TAT TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on September 8, 2026)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of TAT Technologies Ltd. (“TAT” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of TAT’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance TAT’s value and otherwise assist TAT to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to TAT’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, TAT’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as TAT’s Compensation Policy for [three (3)]1 years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of TAT (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

TAT’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to TAT’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling TAT’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	to closely align the interests of the Executive Officers with those of TAT’s shareholders in order to enhance shareholder value;

2.2.	to align a significant portion of the Executive Officers’ compensation with TAT’s short and long-term goals and performance;

2.3.
to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	to provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	to maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	base salary;

3.2.	benefits;

3.3.	cash bonuses;

3.4.	equity based compensation;

3.5.	change of control provisions; and

3.6.	retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet TAT’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting this Policy, TAT’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of TAT’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in TAT were examined and will continue to be examined by TAT from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in TAT.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows TAT to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to TAT’s ability to attract and retain highly skilled professionals, TAT will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of companies, the list of which shall be reviewed and approved by the Compensation Committee. To that end, TAT shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	vacation days in accordance with market practice;

7.1.2.	sick days in accordance with market practice;

7.1.3.	convalescence pay according to applicable law;

7.1.4.	monthly remuneration for a study fund, as allowed by applicable law and with reference to TAT’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
TAT shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to TAT’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
TAT shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to TAT’s policies and procedures and to the practice in peer group companies.

7.1.7.
In the event of an Executive Officer’s death or disability during employment, TAT may provide (or cause to be provided) benefits and payments as required by applicable law and/or pursuant to any insurance policies, pension arrangements, benefit plans, or other agreements applicable to such Executive Officer, and may, in its discretion, provide additional benefits consistent with customary market practice and subject to any additional approvals as may be required by the Companies Law and the Company’s policies and procedures.

7.2.
Executive Officers based outside of Israel may receive other similar, comparable, or customary benefits, as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.
TAT may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car or car allowance, commuter stipend, travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with TAT’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with TAT’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each calendar year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account TAT’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof), provided that any such minimum threshold shall not be less than 75%, and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in TAT’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the calendar year, or may modify payouts following the conclusion of the year.

8.3.
In the event that the employment of an Executive Officer is terminated prior to the end of a calendar year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The performance objectives for the annual cash bonus of TAT’s Executive Officers, other than the Chief Executive Officer (the “CEO”), may be approved by the CEO (in lieu of the Compensation Committee) and may be based on company, divisional, departmental, business unit, or individual objectives. Measurable performance objectives, including the specific goals and the weight assigned to each in the overall evaluation, will be based on actual financial and operational results. The Company may also grant up to 30% of the annual cash bonuses to TAT’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.
The target annual cash bonus that an Executive Officer, other than the CEO, may receive for any given calendar year will not exceed: (i) with respect to the Company’s Chief Financial Officer (“CFO”) - 75% of the CFO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 50% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus, including any bonus for overachievement, that an Executive Officer, other than the CEO, may receive for any given calendar year will not exceed: (i) with respect to the CFO - ~~150~~120% of the CFO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 100% of such Executive Officer’s annual base salary.

9.4.
An Executive Officer must be employed for at least four (4) months of the bonus year to be eligible to receive the annual cash bonus.  A newly hired and eligible Executive Officers’ annual bonus will be pro-rated based on the number of full months employed during the bonus year.

CEO

9.5.
The annual cash bonus of TAT’s CEO will be primarily based on measurable performance objectives and may be subject to minimum thresholds. Such measurable performance objectives will be determined annually by TAT’s Compensation Committee (and, if required by law, by TAT’s Board) and will be based on the Company’s actual financial and operational results (by way of example and not by way of limitation: revenues, EBITDA, operating income, cash flow, and the Company’s organic and inorganic growth engines and achievement of strategic objectives) and personal objectives.

9.6.
The less significant part of the annual cash bonus granted to TAT’s CEO, and in any event not more than 20% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	Information on the CEO’s performance measurable objectives shall be included in the proxy statement published in connection with the annual general meeting of TAT’s shareholders.

9.8.	The target annual cash bonus that the CEO may receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.9.	The maximum annual cash bonus including for overachievement performance that the CEO may receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. TAT may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.
Signing Bonus. TAT may grant a newly recruited Executive Officer a signing bonus.  Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, TAT shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for TAT’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of TAT and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by TAT is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least three (3) years, or based on performance. The exercise price of options shall be determined in accordance with TAT’s policies, the main terms of which shall be disclosed in the annual report of TAT. All other terms of the equity awards shall be in accordance with TAT’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above. In any event, the total fair market value of annual equity-based compensation, as of the time of the Board's approval of the grant (excluding any bonus paid in equity in lieu of cash), shall not exceed: (i) with respect to the CEO - the higher of 400% of the CEO’s annual base salary or 0.2% of the market capitalization of the Company (but not more than $5 million); (ii) with respect to the CFO - 250% of the CFO’s annual base salary; and (iii) with respect to each of the other Executive Officers - 200% of such Executive Officer’s annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

13.5.
The Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

TAT may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.2 Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

TAT may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Retirement and Termination Benefits

TAT may provide retirement and termination benefits and payments to Executive Officers as required by applicable law (including mandatory severance pay under Israeli labor laws) and may, in its sole discretion, provide additional benefits consistent with customary market practice, in each case subject to the Executive having been employed for at least ninety (90) days or a shorter period if required by applicable law. In the event of an involuntary termination (for example, due to reorganization, position elimination, or role misalignment) or a resignation for “good reason” (in each case, excluding a termination for “cause”), the Company may grant severance of up to twelve (12) months’ base salary. Any additional compensation elements beyond base salary (including benefits continuation, annual bonus, and any equity vesting treatment) may be provided if, and to the extent approved by Compensation Committee and the Board and subject to applicable plan terms and award agreements.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, TAT may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with TAT for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed 100% of such Executive Officer’s annual base salary, per the year of the non-compete period.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
TAT may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and TAT all subject to applicable law and the Company’s articles of association.

20.2.	TAT will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
the limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee[3]; and

20.2.2.
the Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering TAT’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), TAT shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.
The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	TAT may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service,) upon or in connection with a “Change of Control” or, where applicable, in the event of a “Change of Control” following which the employment of the Executive Officer is terminated or adversely impacted in a material way:

21.1.	vesting acceleration of outstanding options or other equity-based awards;

21.2.
extension of the exercise period of equity-based grants for TAT’s Executive Officers for a period of up to one (1) year in case of an Executive Officer other than the CEO, and two (2) years in case of the CEO, following the date of termination of employment; and

21.3.
up to an additional twelve (12) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy; and

21.4.	a cash bonus not to exceed 150% of the Executive Officer’s annual base salary in the case of an Executive Officer other than the CEO, and 200% in the case of the CEO.

H. Board of Directors Compensation

22.
All TAT’s non-employee Board members may be entitled to a cash retainer fee, as approved by TAT’s shareholders, which may also be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

23.
The executive chairperson of the Board may be entitled to compensation in the form of a cash retainer fee, , and equity awards, based on his or her scope of employment and responsibilities, as approved by TAT’s shareholders. The total fair market value of a "welcome" or an annual equity-based compensation of the executive chairperson at the time of grant shall not exceed the higher of $300,000 or 0.1% of the Company’s market capitalization at the time of grant.

24.
Each non-employee Board member may be granted equity-based compensation. The total fair market value of a "welcome" or an annual equity-based compensation shall not exceed $100,000 at the time of grant.

25.
All other terms of the equity awards shall be in accordance with TAT’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

26.	Members of TAT’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

27.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

28.
Nothing in this Policy shall be deemed to grant to any of TAT’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require TAT to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between TAT and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

29.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

30.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, TAT may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of TAT and none of the provisions thereof are intended to provide any rights or remedies to any person other than TAT.